US Bank Tower 633 West 5th Street 37th Floor Los Angeles, CA 90071-2013 +1 213 808 5700 Main +1 213 808 5760 Fax www.dechert.com
Reza Pishva reza.pishva@dechert.com +1 213 808 5736 Direct +1 213 808 5760 Fax

November 27, 2012

Via EDGAR

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	RBC Funds Trust (the “Trust”) SEC File Numbers: 333-111986 and 811-21475

Dear Mr. Bartz:

In a telephone conversation on November 1, 2012 with Reza Pishva and Kaitlin Bottock, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 47 (“PEA No. 47”) to the Trust’s registration statement filed with the SEC on September 13, 2012. PEA No. 47 was filed for the purpose of registering shares of a new series of the Trust: RBC BlueBay Absolute Return Fund (the “Fund”). We have reproduced your comments below, followed by our responses.

1.	Comment: Please modify the Fund’s investment objective to clarify that the Fund seeks absolute return as suggested by the Fund’s name.

Response:  We have revised the disclosure to implement the requested change.

2.	Comment: With respect to the Fund’s shareholder fees table, please include the $15 fee associated with complete redemptions by wire.

Response:  We have not implemented the requested change because the Fund believes that the current disclosure meets the Form N-1A requirements. We note that Item 3 to Form N-1A provides that, if applicable, the redemption fee should be provided as a percentage of the amount redeemed. In this case, the redemption fee is a specific dollar figure and only applies to complete share redemptions by wire. Since this amount is charged to a shareholder if they requested a particular service from a bank (i.e. wire services), we believe that the $15 amount should not be presented as a shareholder fee charged by the Fund as it could arguably mislead the reader that there is such a charge on every redemption. We believe that the current disclosure in the shareholder guide is sufficient and consistent with Form N-1A requirements.

November 27, 2012 Page 2

3.	Comment: With respect to footnote 2 of the Fund’s fee table, please confirm that the expense limitation agreement will remain in place for no less than one year from the effective date of the Fund’s registration statement. Please file the expense limitation agreement.

Response:  We confirm that the expense limitation agreement will remain in effect for no less than one year from the effective date of the Fund’s registration statement. We will file the expense limitation agreement.

4.	Comment: With respect to the “Investment Advisor” and “Investment Sub-Advisor” sections, please use the headings required by Form N-1A.

Response:  We have not implemented the requested change because the Fund believes that the headings are helpful for investors and consistent with the instructions of Form N-1A that are permissive rather than mandatory.

5.	Comment: With respect to the “Tax Information,” “Purchase and Sale of Fund Shares” and “Payments to Broker-Dealers and Other Financial Intermediaries” sections, please disclose them in the order required by Form N-1A.

Response:  We have revised the disclosure to implement the requested change.

November 27, 2012 Page 3

Please do not hesitate to contact the undersigned at 213.808.5736 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Reza Pishva

Reza Pishva

cc:	Jon Rand, Dechert LLP Lee Thoresen, RBC Global Asset Management (U.S.) Inc.